

Mail Stop 7010

October 31, 2007

Via U.S. mail and facsimile

Mr. Robert M. Amen
Chairman of the Board and Chief Executive Officer
International Flavors & Fragrances Inc.
5221 West 57th Street
New York, NY 10019

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the quarter ended June 30 2007**
> **Proxy Statement on Schedule 14A**
> **File No. 001-04858**

Dear Mr. Amen:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Legal Proceedings, page 10

1. We note your statement that "[t]he Company believes that the amounts it has paid and anticipates paying in the future for clean-up costs and damages at all sites are not and will not be material to the Company's financial condition, results of operations or liquidity." Please supplementally tell us whether your pending environmental proceedings involve the matters addressed in Instruction 5 to Item 103 of Regulation S-K. Please also provide us with the number of pending claims, your potential liability, and the amount of your insurance coverage.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Sales Commentary, page 20

2. Please revise to more fully explain the differences between each of your principal product categories (e.g. ingredients, flavor compounds, fine fragrance and toiletries, and functional fragrances).

Operating Results, page 23

3. Please revise to provide a more comprehensive analysis of segment operating results for each segment, including operating profit or segment profit. In doing so, please also discuss the business reasons for changes between periods in the Global Expenses column of your segment footnote. Please also revise to include an analysis of changes in consolidated operating expenses such as cost of goods sold, selling, general and administrative expenses, and research and development expenses.

4. As noted in a previous comment letter we sent to you on October 28, 2004, the sum of the segment profit (loss) of all of your segments is not the same as operating profit (loss) determined under US GAAP due to your exclusion of certain unallocated expenses, amortization of goodwill and the effect of restructuring and other charges. The combined amount represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote. You should either:

    (a) Remove the non-GAAP measure and your discussions of it, or

    (b) Present the disclosures required by Item 10(e) of Regulation S-K, including:

    - Identifying this amount as a non-GAAP performance measure;

    - Explaining why your management believes that this measure provides useful information to investors;

    - Stating how your management uses the non-GAAP measure;

- Providing cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities; and

- Stating that this non-GAAP measure should not be considered as an alternative to operating income (loss) or net income (loss), which are determined in accordance with GAAP.

See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Quantitative and Qualitative Disclosures About Market Risk, page 34

5. Please supplementally provide us with the potential loss in fair value, earnings, or cash flows of a 10% change in the value of the foreign exchange rates denominating your exchange hedging instruments as well as the loss attributable to a similar hypothetical change in interest rates. Please also provide us supplementally with a brief analysis discussing your conclusion that these changes would not result in a material potential change in fair value, earnings, or cash flows.

Consolidated Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

General

6. Please revise your filing to explain the nature of other receivables, how they arise, and how you evaluate the collectibility of such amounts.

7. Please revise to disclose the amount of advertising expenses incurred during each period presented and the line item of the income statement in which these expenses are recorded. Refer to paragraph 49(c) of SOP 93-7.

Principles of Consolidation, page 46

8. Please tell us the amount of minority interest included other liabilities and applicable income (expense) attributable to minority interest that is included in other (income) expense, net for each period presented. Please also revise your filing to present minority interest on your balance sheets and income statements as separate line items. Refer to Rules 5-02(27) and 5-03(12) of Regulation S-X.

Note 2 – Restructuring and Other Charges, page 49

9. Please revise to disclose, for each reportable segment, the total amount of costs expected to be incurred in connection with your exit/disposal activities, and the total cumulative amount incurred to date. Refer to paragraph 20(d) of SFAS 146.

Note 7 – Other Current Liabilities, page 51

10. We note that you have an accrual for rebates and incentives. Please disclose, if true, that all rebates and incentives are treated as a reduction of revenues when recorded. Please also revise your accounting policy footnote to clarify when you record rebates and incentives in your financial statements.

Note 13 – Segment Information, page 59

11. It appears from your disclosures on pages 24 and 49 that you are excluding gains on the sale of assets from operating income. Please revise your filing to present the gains as operating expenses or explain why your current treatment is appropriate. Refer to paragraph 45 of SFAS 144.

Note 15 – Financial Instruments, page 66

12. Please revise your filing to include the disclosures required by paragraph 45 of SFAS 133 for both your fair value and cash flow hedges for each period presented.

13. Please revise you filing to more clearly quantify and describe your various types of SFAS 133 hedging relationships. For each category of hedged items (e.g. fixed rate Japanese Yen borrowings), please present the following information in a tabular format to increase transparency and augment your disclosures:

- Quantify the notional amount outstanding;
- Describe the specific hedged risk you identify in your hedge documentation; and
- Disclose the methods used to assess hedge effectiveness and calculate hedge ineffectiveness.

Note 17 – Commitments and Contingencies, page 67

14. We note your disclosures on page 12 regarding claims against you as a potentially responsible party for alleged pollution at a number of waste sites. Please revise your financial statement footnotes to provide the disclosures required by SAB Topic 5:Y. These disclosures should include the following:

- The extent to which unasserted claims are reflected in your accrual or may affect the magnitude of the contingency;
- Uncertainties with respect to joint and several liability that may affect the magnitude of the contingency, including disclosure of the aggregate expected cost to remediate particular sites that are individually material if the likelihood of contribution by the other significant parties has not been established;
- Disclosure of the nature and terms of cost-sharing arrangements with other potentially responsible parties;
- The time frame over which the accrued or presently unrecognized amounts may be paid out;
- Material components of the accruals and significant assumptions underlying estimates; and
- Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material. Also, if management's investigation of potential liability and remediation cost is at different stages with respect to individual sites, the consequences of this with respect to amounts accrued and disclosed.

Refer to Questions 2 and 3 of SAB Topic 5:Y.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Exhibits to Form 10-Q

15. Please revise future filings so that exhibits are filed as separate exhibit documents on EDGAR instead of being included as part of the main body of the Form 10-Q.

PROXY STATEMENT ON SCHEDULE 14A, FILED MARCH 23, 2007

Executive Compensation

Compensation Discussion & Analysis, page 36

16. We note that your performance criteria for the Annual Incentive Plan are sales growth and operating profit as a percent of sales, while your strategic goals relate to targeted increases in your established local currency sales, operating margins, and earnings per share as specific targets for each criterion. Please supplementally tell us how you calculated whether target performance satisfied these criteria, as well as whether earnings per share was viewed as influencing sales growth or operating margin.

17. Please supplementally tell us your basis for allocating long-term compensation between your Long-Term Incentive Plan and Equity Choice Program, as well as the respective compensation policies each program is designed to award. Refer to Item 402(b)(2)(iii), (v) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Franker, Staff Attorney, at (202) 551-3749 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief